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                                                                    Exhibit 99.1

                                 HOLLINGER INC.
                             PROVIDES STATUS UPDATE

         Toronto, Canada, June 29, 2004 -- Hollinger Inc. ("Hollinger") (TSX:
HLG.C; HLG.PR.B) provides the following update in accordance with the guidelines pursuant to which the June 1, 2004 management and insider cease trade order was issued. These guidelines contemplate that Hollinger will normally provide bi-weekly updates on its affairs until such time as it is current with its filing obligations under applicable Canadian securities laws.

         Hollinger continues to devote resources to the completion and filing of its financial statements as soon as practicable. As previously announced, Hollinger made further requests for access to Hollinger International Inc.'s financial records, its management personnel and the working papers of Hollinger International Inc.'s auditors in order to allow for the preparation and audit of Hollinger's financial statements. Hollinger has not, to date, received a satisfactory response from Hollinger International Inc. to its requests and, accordingly, will be taking further steps in an effort to compel such access.

         Hollinger is pleased to announce the appointment of Adrian M.S. White as Interim Chief Financial Officer, who will replace Fred A. Creasey, the Chief Financial Officer, in such capacity on a temporary basis, while Mr. Creasey is on medical leave. Mr. White is a Chartered Accountant and FCA and, among other things, is a former Governor and executive of the Canadian Institute of Chartered Accountants, a former member of council and executive of the Institute of Chartered Accountants of Ontario, a former Chairman of the Canadian Bankers Association Task Force on Capital Adequacy and Liquidity and Past President, Financial Executives Institute (Toronto Chapter).

         As previously announced by Hollinger on June 15, 2004, unless a June 30, 2004 reporting default under the terms of the indenture (the "Indenture") governing Hollinger's senior secured notes due 2011 (the "Notes") is remedied or waived by the holders of the Notes, the terms of the Indenture will prevent Hollinger from honouring retractions of its Retractable Common Shares and Series II Preference Shares. Subsequent to such announcement, holders of Series II Preference Shares submitted for retraction an aggregate of 22,149,958 shares. All of such Series II Preference Shares submitted for retraction have been honoured and a total of 10,188,978 shares of Class A Common Stock of Hollinger International Inc. have been issued in connection therewith in accordance with Hollinger's articles. As a result of the foregoing, Hollinger's equity interest in Hollinger International Inc. has been reduced from 29.7% to 18.2%. Since May 31, 2004, holders of Retractable Common Shares have submitted for retraction an aggregate of 1,068,603 Retractable Common Shares for aggregate retraction consideration of $9,617,427 in cash.

         After careful deliberation, Hollinger has concluded that it is not able to complete the retractions of any Retractable Common Shares submitted after May 31, 2004 or retractions of Series II Preference Shares submitted after June 30, 2004 without unduly impairing its liquidity. Therefore, retractions of Hollinger's outstanding shares submitted after such dates are suspended until further notice. Retraction of any shares which are not withdrawn will be completed if and when Hollinger's liquidity position permits. Pending completion of retractions, holders do not become creditors of Hollinger but remain as shareholders. Holders may exercise their right to

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withdraw their retraction notices at any time. In order to exercise the withdrawal right, holders should contact the Computershare Call Centre - Shareholder Services at 1 (800) 564-6253.

         Hollinger's principal asset is its approximately 68.0% voting and 18.2% equity interest in Hollinger International Inc. Hollinger International is a global newspaper publisher with English-language newspapers in the United States, Great Britain and Israel. Its assets include The Daily Telegraph, The Sunday Telegraph and The Spectator and Apollo magazines in Great Britain, the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.


Media contact:                             For more information, please contact:
Jim Badenhausen                            Hollinger Inc.
646-805-2006                               Adrian M.S. White
                                           416-363-8721

                              www.hollingerinc.com